                                   FORM 11-K
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C.  20549

                                 ANNUAL REPORT

                           PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

(X)  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

                        Commission file number 1-13606

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       SOLA OPTICAL 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Sola Optical, USA
                                1500 Cader Lane
                              Petaluma, CA 94954

                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Sola Optical
                                    401(k) Savings Plan


Date:  June 26, 2000                By  /s/Steven M. Neil
                                        ------------------------------
                                        Executive Vice President, Finance
                                        Chief Financial Officer, Secretary and
                                        Treasurer

                      CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-4489) of Sola Optical, USA of our report dated June 6, 2000, with respect to the financial statements of the Sola Optical 401(k) Savings Plan included in this Annual Report on Form 11-K.




                                  /s/Mohler, Nixon & Williams
                                  --------------------------------
                                  MOHLER, NIXON & WILLIAMS
                                  Accountancy Corporation


Campbell, California
June 26, 2000

                                 SOLA OPTICAL
                              401(k) SAVINGS PLAN

                             FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998
                          --------------------------

                                 SOLA OPTICAL
                              401(k) SAVINGS PLAN

                             Financial Statements

                    Years ended December 31, 1999 and 1998
                    --------------------------------------


                               Table of Contents

Independent Accountants' Report........................................... 5

Financial Statements:

Statements of Net Assets Available for Benefits........................... 6
Statements of Changes in Net Assets Available for Benefits................ 7
Notes to Financial Statements............................................. 8

To the Participants and
Plan Administrator of the
Sola Optical
401(k) Savings Plan

                        INDEPENDENT ACCOUNTANTS' REPORT
                        -------------------------------

     We have audited the financial statements of the Sola Optical 401(k) Savings Plan (the Plan) as of December 31, 1999, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors were engaged to audit the financial statements of the Plan as of and for the year ended December 31, 1998 and in their report dated May 17, 1999, they expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.


                              /s/ Mohler, Nixon & Williams
                                  -----------------------------
                                  MOHLER, NIXON & WILLIAMS
                                  Accountancy Corporation

Campbell, California
June 6, 2000

                                 SOLA OPTICAL
                              401(k) SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                      December 31,
                                                            --------------------------------
                                                                 1999              1998
                                                            --------------    --------------
Investments at fair value                                      $57,681,342       $44,421,209
Investments, at contract value                                                       923,891
                                                            --------------    --------------
         Assets held for investment purposes                    57,681,342        45,345,100

Cash                                                                                   2,250
Participants' contributions receivable                               7,481            14,412
Employers' contribution receivable                                 569,064           518,576
                                                            --------------    --------------
         Net assets available for benefits                     $58,257,887       $45,880,338
                                                            ==============    ==============


                    See independent accountants' report and
                  accompanying notes to financial statements.

                                 SOLA OPTICAL
                              401(k) SAVINGS PLAN

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                 For the years ended
                                                                                     December 31,
                                                                            ------------------------------
                                                                               1999                1998
                                                                            -----------        -----------
Additions to net assets attributed to:

      Investment income
           Dividends and interest                                           $ 1,775,694        $ 2,528,255
           Net realized and unrealized appreciation
                  in fair value of investments                                8,935,154          5,744,650
                                                                            -----------        -----------
                                                                             10,710,848          8,272,905
                                                                            -----------        -----------
      Contributions:
           Participants'                                                      3,986,799          3,492,822
           Employer's                                                         1,158,805          1,122,295
                                                                            -----------        -----------
                                                                              5,145,604          4,615,117
                                                                            -----------        -----------
                 Total additions                                             15,856,452         12,888,022
                                                                            -----------        -----------

Deductions from net assets attributed to:
      Withdrawals and distributions                                           3,464,736          2,438,826
      Administrative expenses                                                    14,167             15,228
                                                                            -----------        -----------
                 Total deductions                                             3,478,903          2,454,054
                                                                            -----------        -----------
           Net increase                                                      12,377,549         10,433,968
           Net assets available for benefits:
                 Beginning of year                                           45,880,338         35,446,370
                                                                            -----------        -----------
                 End of year                                                $58,257,887        $45,880,338
                                                                            ===========        ===========

                    See independent accountants' report and
                  accompanying notes to financial statements.

                                 SOLA OPTICAL
                              401(k) SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                          December 31, 1999 and 1998
                          --------------------------

Note 1 - The Plan and its significant accounting policies:

     The following description of the Sola Optical 401(k) Savings Plan (the
Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan that was established in 1996 by the Company to provide benefits to eligible employees. The Plan covers all employees of Sola Optical, USA or any other U.S. based employee of Sola International, Inc. (collectively referred to as the Company) not otherwise covered by a collective bargaining agreement.

     The Plan was amended in 1999 as follows: 1) a participant who suspends elective deferrals is prohibited from resuming elective deferrals until the month following the date of such suspension; 2) the employer discretionary matching contribution was revised effective January 1, 1999 to equal 50% of the participant salary deferrals to a maximum of 6% of participant compensation, or such amount determined by the Administrative Committee; and 3) an eligible employee may enter the Plan on the first day of the month following completion of 30 days of employment.

     The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

     The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Committee designated American Century Services Corporation as the Plan's third-party administrator who processes and maintains the records of participant data. The Company has contracted with Chase Manhattan Bank, N.A. (Chase Manhattan) to act as trustee of Plan investments. Substantially all expenses incurred for administering the Plan are paid by the Company.

Basis of accounting -

     The financial statements of the Plan are prepared on the accrual method of accounting. Participant contributions are recorded in the period during which the Company withholds payroll deductions from participant's earnings. Company discretionary contributions are recorded in the period to which they relate. Benefits are recorded when paid.

Investments -

     Investments of the Plan are held by Chase Manhattan and various sub-custodians, and invested based solely upon instructions received from participants. Participants may elect to allocate their investment accounts among four mutual funds, each with a different investment goal and level of risk, a collective trust fund, the Sola International, Inc. Common Stock Fund (Sola Stock Fund) or maintain an individually managed account in which they direct their investments. Plan assets are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

     An individual guaranteed investment contract previously purchased by the Plan matured in 1999. The investment was reported at contract value, which approximated fair value at December 31, 1998. The Barclays Global Investors Equity Index Fund was replaced with the American Century Equity Index Fund during 1999.

Income taxes -

     The Plan has been amended since receiving its latest favorable determination letter dated May 18, 1997. However, the Company believes that the Plan is being operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Estimates -

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications -

     Certain reclassifications were made in the 1998 financial statements to conform with the 1999 presentation.

Risks and uncertainties -

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

New accounting pronouncement -

     In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position
(SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." This SOP eliminates the previous requirement for a defined contribution plan to disclose participant-directed investment programs by fund. The Plan has adopted SOP 99-3 in its financial statements for the years ended December 31, 1999 and 1998.

Note 2 - Participation and benefits:

Participant contributions -

     Participants may elect to have the Company contribute a percentage, from 1% to 20%, of their eligible pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in 1% increments.

     Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

     The Company is allowed to make discretionary matching contributions as defined in the Plan and as approved by the Board of Directors. In 1999 and 1998, the Company made semi-annual matching contributions equal to 50% of each eligible participant's contributions during the preceding six-month period up to a maximum of 6% and 3% of each participant's pre-tax compensation for 1999 and 1998, respectively.

Participant accounts -

     Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution. Company matching semi-annual contributions are allocated to the accounts of participants who are employed on the allocation date, have attained the age of 65 or have died or become disabled during the period ended on the allocation date. Allocation of the Company's contribution is based on eligible participant's contributions.

Payment of benefits -

     Upon termination, the participant or beneficiary will receive the benefits in a lump sum amount equal to the value of the participant's interest in his or her account. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants -

     The Plan allows participants to borrow not less than $1,000, and up to an amount not exceeding the lesser of 50% of the present value of the participant's account balance, or an amount which may be amortized by scheduled payments of principal and interest that are not greater than 10% of the participant's gross monthly salary, up to $50,000. The loans are secured by the participant's balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is ten years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 1999 carry interest rates that range from 7.75% to 9.00%.

Vesting -

     Participants are immediately 100% vested in their entire account balance.

Note 3 - Investments:

     The following table includes the contract or fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                     1999          1998
                                                     ----          ----

      Benham Stable Asset Fund                    $ 9,421,462   $ 6,883,018
      Twentieth Century Ultra Investors Fund       22,981,638    15,512,230
      American Century Equity Growth Fund          12,630,023    10,575,264
      American Century Equity Index Fund            8,951,856
      Barclays Global Investors Equity Index Fund                 7,686,200
      Sola Common Stock                               728,783       966,259
      Other                                           449,952     1,568,661
      Participant loans                             2,517,628     2,153,468
                                                  -----------   -----------

               Assets held for investment
                             purposes             $57,681,342   $45,345,100
                                                  ===========   ===========

     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                                    Years ended December 31,
                                                       1999          1998
                                                       ----          ----

      Common/Collective Trusts                      $1,070,219    $1,671,929
      Common Stock                                    (156,964)     (162,979)
      Mutual Funds                                   8,021,899     4,235,700
                                                    ----------    ----------

                                                    $8,935,154    $5,744,650
                                                    ==========    ==========

Note 4 - Related party transactions:

     Certain Plan investments in mutual funds are managed by American Century Services Corporation. These transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

     As allowed in the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock was as follows at December 31, 1999 and 1998:

       Date      Number of shares   Fair value      Cost
       ----      ----------------   ----------      ----

       1999           52,519         $728,783   $1,001,257
       1998           55,809          966,259    1,100,979

Note 5 - Plan termination and/or modification:

     The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

Note 6 - Subsequent event:

     Plan assets, as invested at December 31, 1999, would have decreased in value as of June 6, 2000 by approximately $2,864,000 due to market fluctuations.